TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Tidal Creek Brewhouse Grand Strand, LLC
Myrtle Beach, South Carolina

We have reviewed the accompanying financial statements of Tidal Creek Brewhouse Grand Strand, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 18, 2025
Los Angeles, California

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	61,001	$	137,070
Accounts Receivable, net		47,622		15,333
Inventory		79,412		76,755
Due From Related Parties		1,054,593		1,289,578
Prepaids and Other Current Assets		16,086		13,720
Total Current Assets		**1,258,714**		**1,532,456**
Property and Equipment, net		98,373		73,051
Right-of-Use Asset		814,775		913,244
Total Assets	**$**	**2,171,862**	**$**	**2,518,751**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	76,263	$	31,532
Credit Cards		5,192		24,580
Current Portion of Loans and Notes		65,840		65,840
Lease Liability, current portion		106,099		98,470
Other Current Liabilities		127,921		36,515
Total Current Liabilities		**381,315**		**256,937**
Loans and Promissory Notes, net of current portion		2,064,063		2,120,977
Lease Liability, net of current portion		708,897		814,231
Total Liabilities		**3,154,275**		**3,192,145**
MEMBERS' EQUITY				
Members' Equity		(982,413)		(673,394)
Total Members' Equity		**(982,413)**		**(673,394)**
Total Liabilities and Members' Equity	**$**	**2,171,862**	**$**	**2,518,751**

See accompanying notes to financial statements.

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 2,270,430	$ 2,244,779
Cost of Goods Sold	1,145,737	1,163,819
Gross Profit	**1,124,693**	**1,080,960**
Operating Expenses		
General and Administrative	1,286,446	935,646
Sales and Marketing	71,441	81,434
Total Operating Expenses	**1,357,887**	**1,017,080**
Net Operating Income/(Loss)	**(233,194)**	**63,880**
Interest Expense	77,539	291,554
Other Income	(1,714)	(327)
Loss Before Provision for Income Taxes	**(309,019)**	**(227,347)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (309,019)**	**$ (227,347)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2022	$ (446,047)
Net Loss	(227,347)
Balance—December 31, 2023	$ (673,394)
Net Loss	(309,019)
Balance—December 31, 2024	$ (982,413)

See accompanying notes to financial statements.

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For The Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(309,019)	$	(227,347)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property and Equipment		17,492		33,584
Non-Cash Lease Expense		764		(1,039)
Changes in operating assets and liabilities:				
Accounts Receivable, net		(32,289)		(2,173)
Inventory		(2,657)		(14,067)
Due from Related Parties		234,985		154,017
Prepaids and Other Current Assets		(2,366)		2,457
Accounts Payable		44,731		5,542
Credit Cards		(19,388)		12,768
Other Current Liabilities		91,406		(3,335)
Net Cash (Used in)/Provided by Operating Activities		**23,659**		**(39,593)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(42,814)		(35,633)
Net Cash Used in Investing Activities		**(42,814)**		**(35,633)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Promissory Notes and Loans		(56,914)		-
Borrowing on Promissory Notes and Loans		-		(120,374)
Net Cash (Used in)/Provided by Financing Activities		**(56,914)**		**(120,374)**
Change in Cash Cash Equivalents		**(76,069)**		**(195,600)**
Cash Cash Equivalents—beginning of year		137,070		332,670
Cash Cash Equivalents—end of year	$	**61,001**	$	**137,070**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	77,539	$	291,554

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Tidal Creek Brewhouse Grand Strand, LLC was formed on August 30, 2018, in the state of South Carolina. The financial statements of Tidal Creek Brewhouse Grand Strand, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Myrtle Beach, South Carolina.

Tidal Creek Brewhouse Grand Strand, LLC is a brewery and café offering craft beer, coffee, and a diverse menu in Myrtle Beach, South Carolina. The company provides a unique experience with a focus on community, featuring locally inspired brews and events. Revenue streams include on-site dining, distribution of kegged and packaged beer, beverage sales, retail merchandise, and private events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Leasehold Improvements	10 years
Equipment	5 years
Vehicles	5 years
Construction in Progress	Non-depreciable

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.

- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $71,441 and $81,434, respectively, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 18, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	$ 16,086	$ 13,720
Total Prepaids And Other Current Asset	**$ 16,086**	**$ 13,720**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Interest	$ 461	$ 461
Tax Payable	12,872	14,592
Employee Tips Payable	9,954	9,051
Gift Cards	29,634	10,013
Management Guaranteeed Payment	75,000	-
Other Current Liabilities	-	2,398
Total Other Current Liabilities	**$ 127,921**	**$ 36,515**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	$ 14,901	$ 20,396
Work In Progress	12,801	14,327
Finished Goods	51,710	42,032
Total Inventory	**$ 79,412**	**$ 76,755**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Buildings	$ 9,519	$ 9,519
Furniture & Fixtures	18,460	18,460
Leasehold Improvements	144,084	144,084
Equipment	53,551	53,551
Vehicles	22,999	9,310
Construction in Progress	29,125	-
Property and Equipment, at cost	**277,738**	**234,924**
Accumulated Depreciation	(179,365)	(161,873)
Property and Equipment, net	**$ 98,373**	**$ 73,051**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $17,492 and $33,584, respectively.

6. LEASES

On December 6, 2019, the Company had an operating lease for business premises signed with TCB Properties Grand Strand LLC, a related party with a similar ownership structure. The Company's leases have terms maturing through 2030. Monthly payments are $14,411.23. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

	December 31, 2024
2025	172,935
2026	172,935
2027	172,935
Thereafter	432,337
Present Value Discount	(136,145)
Total	$ **814,996**

On February 26, 2020, the Company signed a vehicle lease with Toyota Commercial Finance for a forklift. Monthly payments range from $256, and repayment includes 60 monthly installments. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

	December 31, 2024
2025	512
2026	-
2027	-
Thereafter	-
Present Value Discount	(1)
Total	$ **511**

7. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 279,100	3.75%	5/15/2022	5/15/2052	$ 17,244	$ 261,756	$ 279,000	$ 17,244	$ 261,756	$ 279,000
United Community Bank- Promissory Note	1,970,000	Floating - 5-7%	11/9/2023	11/9/2033	48,596	1,868,785	1,917,381	48,596	1,917,380	1,965,976
Debt Issuance Costs	$ -	-	-	-		(66,478)	(66,478)	-	(58,159)	(58,159)
Total					$ 65,840	$ 2,064,063	$ 2,129,903	$ 65,840	$ 2,120,977	$ 2,186,817

The collateral for the United Community Bank promissory note is secured by the following: (i) a first-priority and perfected assignment from the borrower to the lender of the Real Estate Collateral; (ii) a first-priority and perfected assignment from the borrower to the lender of all the borrower's rights, title, and interest as lessor in all leases, agreements, or undertakings to lease any portion of the Real Estate Collateral; and (iii) a second-priority, fully perfected mortgage in favor of the lender on the guarantor's residence located at 213 King George St. Charleston, South Carolina. This collateral serves to secure the loan obligations under the agreement between the Company and the United Community Bank, ensuring recovery in the event of non-payment.

8. MEMBERS' EQUITY

The ownership percentages of the members on December 31, 2024, are as follows:

Member'S Name	Class A			Class B		
	Capital Contribution	Financial Rights	Voting Rights	Capital Contribution	Financial Rights	Voting Rights
Adrian Sawczuk	17.39%	5.22%	5.22%	0.00%	0.00%	0.00%
Dara Liberatore - Sawczuk	17.39%	5.22%	5.22%	0.00%	0.00%	0.00%
Tidal Creek Brewhouse (a holding company owned by Adrian Sawczuk and Dara Liberatore - Sawczuk)	0.00%	0.00%	0.00%	0.00%	61.30%	61.30%
Others	65.22%	19.57%	19.57%	0.00%	8.70%	8.70%
Total	**100.00%**	**30.00%**	**30.00%**	**0.00%**	**70.00%**	**70.00%**

The business and affairs of the Company shall be managed by its Managers. The day-to-day operations of the Company shall be overseen by Adrian Sawczuk and Dara Liberatore-Sawczuk, who serve as the Managers.

There are two classes of membership: Class A and Class B. The authorized capital of the Company consists of Class A and Class B Membership Units. Class A Membership Units represent capital and profit interests in the Company. In accordance with Revenue Procedure 93-27 and Revenue Procedure 2001-43, Class B Membership Units are intended to be treated as "profits interests" for tax purposes, with the issuance of such units being a non-taxable event for both the Company and the Members receiving the Class B Membership Units. Each Class A and Class B Member shall be entitled to vote in proportion to their respective Membership Units in the Company. A quorum at any meeting requires the presence of a majority of the Members, whose combined ownership percentage must be equal to or greater than 60%. Not all Members need to be present for a quorum, but the majority of Members, based on the ownership percentage, must be represented.

Cash from the Company's business operations, as well as from the sale or other disposition of Company capital assets, may be distributed as follows:

(i) First, Members holding Class A Membership Units shall receive 75% of cash distributions until their Capital Contribution has been fully returned. Members holding Class B Membership Units shall receive 25% of the cash distributions.
(ii) Second, after the full return of their Capital Contribution, Members holding Class A Membership Units shall receive 50% of cash distributions until the total distribution equals three times their original Capital Contribution. Members holding Class B Membership Units shall continue to receive 50% of cash distributions.
(iii) Third, once Members holding Class A Membership Units have received the distribution outlined in Section 6.7(ii), they shall receive 30% of any further cash distributions. Members holding Class B Membership Units shall receive 70% of the remaining cash distributions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

On December 6, 2019, the Company entered into an operating lease for business premises with TCB Properties Grand Strand LLC, a related party with a similar ownership structure. The lease has terms extending through 2030, with monthly payments starting at $14,411.23. Rent expense is recorded on a straight-line basis over the lease term. In 2024 and 2023, the Company paid $216,000 and $195,100 in rent to TCB Properties Grand Strand LLC, respectively.

Although the property is owned by TCB Properties Grand Strand LLC, the SBA loan for its purchase was taken by Tidal Creek Brewhouse Grand Strand LLC (in 2023, the SBA loan was refinanced by United Community Bank's loan), and the funds were transferred to TCB Properties Grand Strand LLC. As of December 31, 2024, and December 31, 2023, the Company had receivables from TCB Properties and Grand Strand LLC totaling $1,054,593 and $1,289,578, respectively, for the funds transferred, which were used to purchase the property now leased by Tidal Creek Brewhouse Grand Strand LLC. TCB Properties Grand Strand LLC is responsible for repaying the loan to United Community Bank, and the receivable balance due from TCB Properties Grand Strand LLC to Tidal Creek Brewhouse Grand Strand LLC is reduced accordingly.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $233,194 and liquid assets in cash of $61,001, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.